Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON FEBRUARY 21, 2011

DATE, TIME AND PLACE:  On February 21, 2011 at 12:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal – 9th floor, in the city and state of São Paulo.

CHAIR:    Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the account statements for the fiscal year ending December 31,  2010, the Fiscal Councilors resolved to register the following opinion:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the management report and the account statements for December 31, 2010, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period.”

CONCLUSION: There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been drafted, read and approved, were signed by all those present. São Paulo-SP, February 21, 2011. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini  – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer